

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 24, 2024

Akash Patel
Chief Financial Officer
NET Power Inc.
320 Roney St., Suite 200
Durham, NC 27701

> **Re: NET Power Inc.**
> **Form 10-K for the Year Ended December 31, 2023**
> **Filed March 11, 2024**
> **File No. 001-40503**

Dear Akash Patel:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Manufacturing